Exhibit 77(c)

Matters submitted to a vote of security holders

On September 28, 2010, a Special Meeting of Shareholders was held to approve the appointment of ING Investment Management Co. ("ING IM") as the sub-adviser to the Fund and the implementation of the sub-advisory agreement for the Fund between ING Investments, LLC, the Fund's investment adviser, and ING IM.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Index Plus International Equity Fund	1	10,023,939.142	888,595.352	744,734.825	11,657,269.319